Israeli Ministry of Health Opens International Export Market for Israeli Medical Cannabis Producers

  Israeli Ministry of Health announced that it will begin accepting applications for a medical cannabis export Pilot Program

  IMC well positioned to leverage German EU-GMP certified subsidiary under the export Pilot Program to distribute IMC-branded medical cannabis product imports across Europe

Toronto, Canada; Glil Yam, Israel - October 6, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and across Europe, is pleased to announce that the Israeli Ministry of Health has launched a new pilot program in which  medical cannabis producers will be authorized to export medical cannabis, subject to making certain products available to patients in Israel at a fixed price of NIS14 per gram (CAD$5.50 per gram) and NIS10 (CAD$4.00 per gram)  for patients over 21 years old and  under 21 years old, respectively (the "Pilot Program"). The medical cannabis products that will be made available under the Pilot Program are at the Company's discretion. The Pilot Program is planed for an initial period of three months. IMC-branded products will be available for immediate application of export permits.

IMC operates in Germany through Adjupharm GmbH ("Adjupharm"), an EU-GMP and EU-GDP certified medical cannabis distributor. Adjupharm is currently making shipments to its network of ten distribution partners with IMC-branded products available in pharmacies across Germany. With seven cultivators currently producing IMC-branded products in Israel, an export market will allow the Company to bolster the supply of cannabis for its operation in Germany and across Europe, supporting the rapidly increasing demand in these markets and the Company's international distribution platform.

Oren Shuster, Chief Executive Officer of IMC commented, "We are very supportive of the Israeli Ministry of Health's program to open the market for medical cannabis exports. We have made tremendous progress establishing our supply and distribution platform for IMC-branded products in both Israel and Germany. The ability for licensed producers to export from Israel will significantly strengthen our international supply capabilities as we continue to execute our goal of global leadership for IMC-branded medical cannabis."

About IM Cannabis Corp.

IMC (CSE: IMCC) is an MCO in the medical cannabis sector headquartered in Israel and with operations across Europe. Over the past decade, IMC has built its brand as a provider of premium medical cannabis products in the Israeli market. The Company has also expanded its business to offer intellectual property related services to the medical cannabis industry based on proprietary processes and technologies it developed for the production of medical cannabis.

In Europe, IMC operates through a German-based subsidiary and EU-GMP certified medical cannabis distributor - Adjupharm GmbH. IMC's European presence is also augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors with the objective of capitalizing on the increased demand for medical cannabis products and bringing the IMC brand and its product portfolio to European patients.

As one of the world's medical cannabis pioneers, IMC partners with renowned academic institutions and scientists as well as allocates resources and investments for the development of innovative technologies to improve the lives and medical cannabis therapies outcomes of patients around the world.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (together, "forward-looking statements") within the meaning of applicable Canadian and United States securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes statements relating to the ability to export IMC-branded product to Germany, the ability of Adjupharm to receive import permits, the ability of Adjupharm to fulfill its obligations under binding purchase commitments, the Israeli government granting export permits for IMC-branded products, successful implementation of the Pilot Program, the expected pricing of medical cannabis under the Pilot Program, the expectation that the Company will significantly strengthen its international supply capabilities in the event it receives an export permit from the Israeli Ministry of Health and the Company's strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and the expected decriminalization of cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Company and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical to deliver on its sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; failure to meet U.S. stock exchange listing requirements; failure to obtain effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; currency fluctuations; competition; and loss of key management and/or employees. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca